FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Achieves Two Million Ounce Milestone at its Mulatos Mine

Toronto, Ontario (April 3, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that its Mulatos mine produced its two millionth ounce of gold in March 2019. This milestone also marks the end of the 5% NSR royalty that the operation has been paying since the start of production in 2005. At the current gold price, this represents a savings of approximately $65 per ounce, which has already been incorporated into previously disclosed guidance.
This past week also marked the completion of a voluntary relocation of residents of the town of Mulatos to Matarachi which began in 2016. Alamos worked closely with the community during this relocation, investing in several projects that will provide long-term benefits, including the construction of 21 new homes, as well as a new education centre, church, and medical clinic. The Company is proud of these investments and this past week participated in an opening ceremony for these new facilities with the community of Matarachi and several key government officials including Jorge Vidal, Secretary of Economy of the State of Sonora representing the Governor Claudia Pavlovich; Yvonne Stinston, General Director of Mining Development of the Federal Government; and Berenice Porchas, Mayor of Sahuaripa.
“The Mulatos operation has been an incredible success story. It started producing gold in 2005 with approximately a seven-year mine life and 14 years later, the mine still has six years of reserves ahead of it. We would like to acknowledge all our employees, the local communities, and elected officials for their continued support in helping us achieve this significant milestone. The Mulatos District still holds great potential and we look forward to many more years of profitable production,” said John A. McCluskey, President and Chief Executive Officer.

ALAMOS GOLD INC.
Conjunto Urbano y Habitacional
de Mulatos y Matarachi
La Lic. Claudia Pavlovich Arellano, Gobernadora Constitucional
e Sonora, y el Sr. John McCluskey, Presidente Ejecutivo de Alamos
ld Inc, inauguraron este conjunto urbano y habitacional que fue uido por Alamos Gold Inc. para el bienestar de los habitantes comunidades de Mulatos y Matarachi, Sahuripa, Sonora.
2019

TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release contains statements which are, or may deemed to be, forward-looking information within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statement(s)”). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expects", “is expected” "believes", "anticipates", "will", "intends", "estimates", "forecast", "budget" or variations of such words and phrases and similar expressions or statements that certain actions, events or results ”may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this news release include, but are not limited to: the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses, permits and authorizations; changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar and U.S. dollar); the impact of inflation; expropriation or nationalization of property; availability of and increased costs associated with mining inputs and labour; contests over title to properties; changes in national and local government legislation (including tax legislation), controls or regulations and risk of loss due to sabotage and civil disturbances.
Additional risk factors affecting the Company are set out in the Company’s latest Form 40-F/ Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov., and should be reviewed in conjunction with this. The foregoing should be reviewed in news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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